                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 13)
       ----------------------------------------------------

                  GLOBAL MOTORSPORT GROUP, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                           378937106
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       December 15, 1998
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

          Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 (a)-(c) and (e) are hereby amended to add the following:

          On December 15, 1998, Stonington Partners, L.P. announced that GMG Acquisition Corp., an entity controlled by Stonington, completed its $19.50 per share cash tender offer for all of the outstanding shares of Common Stock. The Reporting Person had tendered all of the shares of Common Stock which it beneficially owned in such offer. Accordingly, upon the acceptance for purchase of the shares of Common Stock by GMG Acquisition Corp. pursuant to the Stonington tender offer, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of the Common Stock.

                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 22, 1998


                                GOLDEN CYCLE, LLC


                                By: /s/ Roger Grass
                                    ---------------
                                    Roger Grass
                                    Vice President and Treasurer